UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

03 January 2013
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
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D E V E L O P M E N T   S T R A T E G Y   U P D A T E

                                                                                                                                                   3 January 2013
                                                   .

CRH ANNOUNCES SECOND-HALF 2012 DEVELOPMENT INITIATIVES OF €375 MILLION

CRH plc, the international building materials group, today announces 18 acquisition and investment initiatives undertaken during the second half of 2012. The transactions completed since the end of June bring full year 2012 development activity for the Group to almost €630 million; with net deferred consideration of approximately €130 million, cash spend for the year amounted to approximately €500 million.

The development initiatives included in this Update comprise:

Americas - 12 acquisitions €256 million

The Americas Materials Division acquired a majority stake in Trap Rock Industries, an integrated aggregates and asphalt business in New Jersey, and also completed five other bolt-on transactions during the period, adding a total of approximately 515 million tonnes of strategically located aggregates reserves and strengthening positions in a number of key states.

Our Architectural Products group (APG) added seven concrete paving facilities in Canada and Florida in one transaction; two other acquisitions during the period strengthened APG's existing businesses in Washington DC and Detroit.  Our Precast business completed transactions in California and Oregon broadening its product portfolio, strengthening local market positions and generating production synergies.

Europe  - 6 transactions €119 million

Our Europe Materials Division acquired a concrete products manufacturer in Finland and an aggregates, readymixed concrete and cement importation business in the Isle of Man. In addition, an investment in a precast concrete plant was made in China.  The Engineered Accessories business within Europe Products broadened its product range with a UK acquisition, while our Europe Distribution network in the Benelux was expanded by the acquisition of two Sanitary, Heating and Plumbing businesses with a total of 14 branches in Belgium.

Commenting on these developments, Myles Lee, CRH Chief Executive, said:

"The €0.6 billion of development activity during 2012 reflects CRH's long-term, value-based approach to developing our balanced portfolio. The Materials transactions bring strong asset-backed resource positions and, when combined with existing operations, provide significant opportunities for vertical integration.  In the Products segment, the 2012 acquisitions reflect our focus on repair, maintenance and improvement (RMI) and sustainability segments and on the optimisation of production networks in core regions, while our 2012 Distribution additions also reflect an RMI emphasis as well as the ongoing development of new channel opportunities in European distribution markets."

Europe: €119 million

Development activity in Europe in the second half of 2012 comprised two acquisitions and an investment by our Materials business, together with a single acquisition in our Products activities and the completion of two acquisitions by Europe Distribution.  These transactions, with annualised sales of approximately €200 million, cost a total of €119 million, of which goodwill accounted for €33 million.

Europe Materials

In September, the Group acquired Lemminkäinen Rakennustuotteet OY, one of Finland's largest manufacturers of precast concrete elements, landscaping concrete products and readymixed concrete.  With annual sales of approximately €85 million,  and operating eight concrete products plants and 16 readymixed concrete plants across the country, this acquisition increases the footprint of Rudus, our  Finnish concrete and aggregates business, significantly improving its market position in Central and Eastern Finland and yielding synergies in the areas of  purchasing and production.

In December, we acquired the Isle of Man assets of Cemex.   The business is the sole producer of sand and gravel and the market leader in readymixed concrete on the island, and also operates a joint venture importing bulk cement.

During the period, the Group's 26% associate in China, Yatai Group Building Materials invested in the development of a precast concrete plant located in Shenyang, capital of Liaoning Province, to serve the strong market demand from construction of large-scale tower block apartments and non-residential public buildings in Shenyang city.

Europe Products

In December, our Engineered Construction Accessories business completed the acquisition of Helifix, a UK based manufacturer of construction ties, fixings and sustainable masonry repair systems with a presence in the UK, US, Australia and New Zealand.  This bolt-on transaction for our well-established existing business complements its product strategy, broadens its predominantly new-build market focus and provides the enlarged business with an opportunity to leverage Helifix's strength in the repair, maintenance and improvement segment.

Europe Distribution

Our Distribution business completed two Sanitary, Heating and Plumbing ("SHAP") acquisitions in Belgium during the second-half of 2012 adding a combined €105 million of annualised sales to the segment.  Our SHAP business services the specialist needs of plumbers, heating specialists and installers, and of gas and water technicians.

In August, Sani-Design, a two-branch merchant, was acquired.  In December, we acquired
Lambrechts NV, a leading SHAP merchant in the province of Limburg.  Operating 12 branches, Lambrechts provides a platform for expansion and future development in adjacent regions.  These two acquisitions extend our network to 38 branches in Belgium and strengthen market presence in what is a key market in Europe Distribution's overall SHAP business strategy.

Americas: €256 million (US$331 million)

Our Americas businesses completed 12 acquisitions in the second half of 2012 at a total cost of €256 million.  Goodwill of €22 million arose on these acquisitions, which add combined annualised sales of approximately €200 million.

Americas Materials

Six acquisitions, all in the eastern United States, were completed in the second half of 2012 at a combined cost of US$242 million (€184 million) significantly strengthening our aggregates position through the addition of approximately 515 million tonnes of reserves as well as yielding synergies in purchasing, logistics and production.

Northeast:  The largest individual transaction this year was the acquisition in December of a majority share of New Jersey based Trap Rock Industries (TRI) which operates four quarries and eight asphalt operations in central and southwest New Jersey. TRI, whose flagship operation, Kingston Quarry, is close to Princeton New Jersey, was founded over 50 years ago and is a vertically integrated materials business with approximately 440 million tonnes of strategically located permitted aggregates reserves.   In 2011 TRI sold approximately 3.5 million tonnes of aggregates and 1.1 million tonnes of asphalt. This transaction, which will be fully consolidated by CRH from the date of initial investment, offers purchasing and logistical synergies in a significant geographical expansion.

In October we acquired Morse, a two-plant readymixed concrete producer located in southeastern Massachusetts.  In addition to providing purchasing synergies this transaction offers a platform for future readymixed concrete bolt-ons in the region.

Central:  In December, we acquired the aggregates reserves and mobile equipment of Sidwell Materials, an aggregates producer located in East Fultonham adjacent to our existing Shelly operations in eastern Ohio.  With approximately 55 million tonnes of permitted reserves, this bolt-on transaction provides security of supply for our operations in the region and production efficiencies through quarry consolidation.

Mid-Atlantic:  In July, we acquired the construction and paving assets of BTI, headquartered in Huntington, West Virginia together with a 50% interest in BTI's two asphalt plants.  This investment furthers the vertical integration of our eastern Kentucky-based Olive Hill quarry with good opportunities to improve operating cost structures.

Selected assets of Haines and Kibblehouse in Pennsylvania and Maryland were acquired in December.  Providing an excellent fit with our Pennsy Supply Central business located in southeastern Pennsylvania, this transaction, comprising a quarry, a sand and gravel operation and two asphalt plants together with c.20 million tonnes of leased reserves, provides security of supply for our business in the region.   Also in December, we acquired assets of Concrete Materials Inc. a two-plant readymixed concrete producer headquartered in Morristown, Tennessee.  The business expands the geographical reach of our Harrison concrete business in the east Tennessee Valley market.

Americas Products

The Building Products group completed six transactions within its Architectural Products and Precast businesses during the second-half of 2012 at a combined cost of US$89 million (€72 million).  Incremental annualised sales resulting from the acquisitions total €70 million.

Architectural Products (APG): In August, we acquired the paver plant assets of Hanson Hardscapes, located in Ontario, Canada and Florida, comprising seven manufacturing facilities with a total of eight modern big board paver machines.  These assets increase our market share in Ontario and extend the geographical reach of our Florida operations to the southwest of the state with resultant transportation benefits.

In July, APG acquired L&L Brick Supply, the exclusive distributor of our Glen-Gery clay product range in Baltimore, strengthening our position in the Washington DC metro region.  The assets of Surface Coatings, the leading pavement sealant manufacturer in the Detroit, Michigan area, were acquired in December extending APG's Pavement Maintenance Division's national footprint and positioning it as market leader in the Detroit area.

Precast: In August, we acquired the precast assets of US Concrete Inc. in California.  Comprising five plants, this transaction fits well with our growth strategy positioning CRH's Precast business as the clear market leader in California through the consolidation of facilities and the addition of new products including bridge girders and wet utilities (manholes, box culverts). In October, we acquired the assets of Bowco Industries, a manufacturer of injection moulded plastic accessories for the precast concrete industry.  Based in Portland, Oregon, Bowco has been a key plastic accessories supplier to the Group for a number of years and this acquisition expands and complements our existing concrete accessories business.

Our business in the Pacific Northwest region was strengthened through the exchange in December of selected production assets of Hanson Precast in Oregon and Washington in return for certain CRH precast assets in the Florida Panhandle.  The integration of these assets into two of our existing locations will support the growth strategy for Precast West, and will improve our leadership position in the Northwest region, particularly in the wet utility (storm water and sanitary sewer systems) sector.

Contact at Dublin +353 1 404 1000

Myles Lee                        Chief Executive

Maeve Carton                 Finance Director

Rossa McCann              Head of Group Finance

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland    TELEPHONE:  +353.1.4041000     FAX: +353.1.4041007
E-MAIL:  mail@crh.com   WEBSITE:  www.crh.com   Registered Office: 42 Fitzwilliam Square, Dublin 2, Ireland

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 03 January 2013

By:___/s/Maeve Carton___
M. Carton
Finance Director